UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMARTPROS LTD.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

83171G103

(CUSIP Number)

Nicole M. Maddrey

Graham Holdings Company

1300 North 17th Street

Arlington, VA 22209

(703) 345-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Paul Rogers, Esq.
Covington & Burling LLP

One CityCenter, 850 Tenth Street, NW

Washington, DC 20001  (202) 662-5592

October 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 2 of 17

1	NAMES OF REPORTING PERSONS GRAHAM HOLDINGS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,094 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,094 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,094 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

*	Beneficial ownership of the common stock, par value $0.0001 per share (“SmartPros Common Stock”), of SmartPros Ltd., a Delaware corporation (“SmartPros”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such SmartPros Common Stock by virtue of the Support Agreements described in Item 4 of this Schedule 13D (the “Support Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any SmartPros Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 4,601,241 shares of SmartPros Common Stock issued and outstanding as of October 20, 2015, (as represented by SmartPros in the Merger Agreement) and 183,000 shares of SmartPros Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below) .

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 3 of 17

1	NAMES OF REPORTING PERSONS KAPLAN, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,094 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,094 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,094 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

*	Beneficial ownership of the SmartPros Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such SmartPros Common Stock by virtue of the Support Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any SmartPros Common Stock for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 4,601,241 shares of SmartPros Common Stock issued and outstanding as of October 20, 2015, (as represented by SmartPros in the Merger Agreement) and 183,000 shares of SmartPros Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below).

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 4 of 17

1	NAMES OF REPORTING PERSONS IOWA COLLEGE ACQUISITION, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,094 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,094 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,094 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

*	Beneficial ownership of the SmartPros Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such SmartPros Common Stock by virtue of the Support Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any SmartPros Common Stock for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 4,601,241 shares of SmartPros Common Stock issued and outstanding as of October 20, 2015, (as represented by SmartPros in the Merger Agreement) and 183,000 shares of SmartPros Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below).

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 5 of 17

1	NAMES OF REPORTING PERSONS DF INSTITUTE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,094 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,094 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,094 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

*	Beneficial ownership of the SmartPros Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such SmartPros Common Stock by virtue of the Support Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any SmartPros Common Stock for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 4,601,241 shares of SmartPros Common Stock issued and outstanding as of October 20, 2015, (as represented by SmartPros in the Merger Agreement) and 183,000 shares of SmartPros Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below).

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 6 of 17

1	NAMES OF REPORTING PERSONS SPL MERGER CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,094 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,094 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,094 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the SmartPros Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such SmartPros Common Stock by virtue of the Support Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any SmartPros Common Stock for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 4,601,241 shares of SmartPros Common Stock issued and outstanding as of October 20, 2015, (as represented by SmartPros in the Merger Agreement) and 183,000 shares of SmartPros Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below).

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 7 of 17

SCHEDULE 13D

Item 1.     Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share, of SmartPros Ltd., a Delaware corporation (“SmartPros”). SmartPros’ principal executive offices are located at 12 Skyline Drive Hawthorne, NY 10532.

Item 2.     Identity and Background

This Schedule 13D is being filed on behalf of Graham Holdings Company, a Delaware corporation (“GHC”), Kaplan, Inc. a Delaware corporation (“Kaplan”), Iowa College Acquisition, LLC a Delaware limited liability company (“Iowa”), DF Institute, LLC d/b/a Kaplan Professional Education, an Illinois limited liability company (“DFI”) and SPL Merger Corp. a Delaware corporation (“Merger Sub” and together with GCH, Kaplan, Iowa and DFI, the “Reporting Persons”). GHC is the direct parent of Kaplan, which is the direct parent of Iowa, which is the direct parent of DFI, which is the direct parent of Merger Sub. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.

The principal business address of GHC is 1300 North 17th Street, Arlington, Virginia, 22209. The telephone number of GHC is (703) 345-6300. GHC is a diversified education and media company. GHC’s Kaplan subsidiary provides a wide variety of educational services, both domestically and outside the United States. GHC’s media operations comprise the ownership of television broadcasting (through the ownership and operation of five television broadcast stations), Slate and Foreign Policy magazines.

The principal business address of Kaplan is 6301 Kaplan University Ave. Fort Lauderdale, FL 33309. The telephone number of Kaplan is (954) 515-3000. Kaplan serves over 1.2 million students globally each year through its array of higher education, test preparation, professional education, English-language training, and university preparation, and offerings to individuals, institutions, and businesses.

The principal business address of Iowa is 550 West Van Buren St, Chicago, IL 60607. The telephone number of Iowa is (312) 588-0539. Iowa operates Kaplan’s Higher Education Group, including Kaplan University. Kaplan University specializes in online education, is accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools and holds other programmatic accreditations. Most of Kaplan University’s programs are offered online, while some are offered in a traditional classroom format at 11 campuses in Iowa, Maine, Maryland and Nebraska, and four Kaplan University Learning Centers in four states.

The principal business address of DFI is 332 Front Street, Suite 500, La Crosse, WI 54601. The telephone number of DFI is (608) 779-8376. DFI or Kaplan Professional Education helps professionals obtain in-demand certifications, licensing and designations that enable them to advance and succeed in their careers. Through live and online instruction, Kaplan Professional Education provides test preparation, licensing, continuing education, and professional development programs to businesses and individuals in the accounting, insurance, securities, real estate, financial planning, and information technology, industries.

The principal business address of Merger Sub is 750 Third Avenue, 8th Floor, New York, NY 10017. The telephone number of Merger Sub is (212) 974-2700. Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person is set forth on Schedule A. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 8 of 17

Item 3.     Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Merger (as defined below) pursuant to the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference) is approximately $16.9 million, plus related fees and expenses. The Reporting Persons expect to fund these amounts from cash on hand. The Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among DFI, SmartPros and each of Allen Greene, Jack Fingerhut, Stanley Wirtheim, Joseph Fish, John Gorman, Martin Lager and Leonard Stanley and Zohar Ben Dov (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Support Agreements as an inducement to DFI’s willingness to enter into the Merger Agreement. None of the Reporting Persons paid any consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement and thus no funds were used for such purpose.

Item 4.     Purpose of Transaction

On October 21, 2015, DFI entered into an Agreement and Plan of Merger (the “Merger Agreement”), with SmartPros and Merger Sub (“Merger Sub”). In connection with the Merger Agreement, DFI, SmartPros and each of the Supporting Stockholders entered into a Support Agreement, each dated as of October 21, 2015 (the “Support Agreements”).

Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into SmartPros (the “Merger”) following which the separate existence of Merger Sub will cease and SmartPros will continue as an indirect wholly owned subsidiary of DFI (the “Surviving Corporation”). At the effective time of the Merger, each outstanding share of SmartPros Common Stock (except for any shares held by SmartPros, DFI or Merger Sub and shares held by stockholders who have properly exercised their appraisal rights) will be converted into the right to receive $3.57 in cash without interest. In addition, at the effective time of the Merger, each outstanding stock option to acquire shares of SmartPros Common Stock (whether vested or unvested) will become fully vested and will be canceled and terminated and converted into the right to receive cash equal to the product of (a) the excess, if any, of the per share Merger consideration of $3.57 over the per share exercise price of such option, multiplied by (b) the number of unexercised shares subject to such option, less any applicable tax withholding.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including covenants by SmartPros to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger, adoption of the Merger Agreement and approval of the Merger by SmartPros’ stockholders, the receipt of required consents from an industry group that regulates SmartPros’ products and certain counterparties to contracts, stockholders holding no more than 5% of the shares of SmartPros Common Stock having exercised appraisal rights under the Delaware law, the completion of certain employment and consulting arrangements with certain current officers of SmartPros, SmartPros’ satisfaction of certain financial conditions, the termination or amendment of certain of SmartPros’ contracts and benefit plans, there not having occurred a material adverse effect with respect to SmartPros, and the consummation of the Merger not being made unlawful under applicable laws or prohibited by any court of competent jurisdiction, and other customary closing conditions.

The Merger Agreement prohibits SmartPros from soliciting or initiating discussions with third parties regarding other proposals to acquire SmartPros and SmartPros has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of SmartPros’ board of directors under Delaware law. The Merger Agreement contains certain termination rights for SmartPros including, in the event that SmartPros receives a Superior Proposal (as defined in the Merger Agreement). In connection with the termination of the Merger Agreement under specified circumstances, including with respect to SmartPros’ entry into an Agreement with respect to a Superior Proposal, SmartPros is required to pay to DFI a termination fee equal to $525,000.

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 9 of 17

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Merger Agreement is attached to provide investors with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about any Reporting Person or SmartPros in such Reporting Person’s or SmartPros’ respective public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to DFI, Merger Sub or SmartPros. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among DFI, Merger Sub and SmartPros, and may be subject to important qualifications and limitations agreed to by DFI, Merger Sub and SmartPros in connection with the negotiated terms thereof. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable under federal securities laws. SmartPros’ stockholders and other investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of SmartPros, DFI, Merger Sub or any of their respective subsidiaries or affiliates.

Support Agreements

Concurrently with the execution of the Merger Agreement, DFI and the Supporting Stockholders entered into the Support Agreements, pursuant to which the Supporting Stockholders have agreed to vote their shares of SmartPros Common Stock plus any shares acquired after October 21, 2015, in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, including the Merger, and against any proposal made in opposition to, or in competition or inconsistent with, the Merger Agreement and the transactions contemplated thereunder, including the Merger. Pursuant to the Support Agreements, the Supporting Stockholders also waived appraisal rights and provided an irrevocable proxy.

The Support Agreements limit the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant any proxies in respect of their shares of SmartPros Common Stock. The Support Agreements and the irrevocable proxy granted thereunder will terminate upon certain circumstances, including upon termination of the Merger Agreement or the Effective Time (as defined in the Merger Agreement).

Based on information provided by SmartPros and the Supporting Stockholders, as of October 20, 2015, excluding options to purchase SmartPros Common Stock, the Supporting Stockholders beneficially owned in the aggregate 1,245,094 outstanding shares of SmartPros Common Stock, representing approximately 27.1% of all shares of SmartPros Common Stock outstanding as of October 20, 2015. Including 183,000 shares of SmartPros Common Stock issuable upon exercise of outstanding options, the Supporting Stockholders beneficially owned in the aggregate 1,428,094 shares of SmartPros Common Stock, representing approximately 29.9% of all outstanding shares of SmartPros Common Stock after giving effect to the exercise of such options.

At the effective time of the Merger, (i) the certificate of incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation of the Surviving Corporation, (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation. Upon consummation of the Merger, the SmartPros Common Stock will no longer be publicly traded on the NASDAQ Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreements, no Reporting Person has, and to the best of the applicable Reporting Person’s knowledge, none of the individuals named in Schedule A hereto have, any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 10 of 17

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the form of Support Agreement is qualified in its entirety by reference to the full texts of these Agreements, the terms of which are incorporated herein by reference to Exhibits 2 and 3, respectively, of this Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Persons do not own any shares of SmartPros Common Stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Support Agreements, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 1,428,094 shares of SmartPros Common Stock that are beneficially owned by the Supporting Stockholders. The 1,428,094 shares of SmartPros Common Stock over which the Reporting Persons may be deemed to have has shared voting and dispositive power represent approximately 29.9% of the shares of SmartPros Common Stock outstanding. Notwithstanding the preceding, the Reporting Persons (i) are not entitled to any rights as a stockholder of SmartPros as to the shares of SmartPros Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) hereby disclaim beneficial ownership of such shares of SmartPros Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

Upon the consummation of the Merger, DFI will have sole voting and dispositive power over such shares of SmartPros Common Stock.

The calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 4,601,241 shares of SmartPros Common Stock issued and outstanding as of October 20, 2015 (as provided by SmartPros) and 183,000 shares of SmartPros Common Stock issuable upon exercise of options that are held by Supporting Stockholders.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Smart Pros Common Stock effected by any of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any person or entity identified on Schedule A hereto, during the past 60 days.

(d) Other than the Supporting Stockholders identified in Item 3 party to the Support Agreements, to the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any of their respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any SmartPros Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Support Agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or any person listed in Schedule A, and any person with respect to the securities of SmartPros, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan Agreements.

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 11 of 17

Item 7.     Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of November 2, 2015, among Graham Holdings Company, Kaplan, Inc., Iowa College Acquisition, LLC, DF Institute, LLC and SPL Merger Corp.
Exhibit 2	Agreement and Plan of Merger, dated as of October 21, 2015, among SmartPros Ltd., DF Institute, LLC and SPL Merger Corp.
Exhibit 3	Form of Support Agreement, dated as of October 21, 2015, among DF Institute, LLC, SmartPros Ltd. and certain stockholders.

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 12 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Graham Holdings Company
By: /s/ Hal S. Jones Name: Hal S. Jones Title: Senior Vice President–Finance, Chief Financial Officer Date: November 2, 2015
Kaplan, Inc.
By: /s/ Christopher Neumann Name: Christopher Neumann Title: Vice President & Assistant Secretary Date: November 2, 2015
Iowa College Acquisition, LLC
By: /s/ Christopher Neumann Name: Christopher Neumann Title: Assistant Secretary Date: November 2, 2015
DF Institute, LLC
By: /s/ Christopher Neumann Name: Christopher Neumann Title: Assistant Secretary Date: November 2, 2015
SPL Merger Corp.
By: /s/ Christopher Neumann Name: Christopher Neumann Title: Assistant Secretary Date: November 2, 2015

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 13 of 17

SCHEDULE A

DIRECTORS AND OFFICERS OF THE REPORTING PERSONS

The name and current principal occupation or employment of each director and executive officer of GHC are as set forth below. Except as set forth below, the business address and phone number of each such director and executive officer is 1300 North 17th Street, Arlington, Virginia, 22209, (703) 345-6300. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Lee C. Bollinger	President, Columbia University Columbia University in the City of New York 2960 Broadway New York, NY 10027
Barry Diller	Chairman and Senior Executive of IAC/InterActiveCorp; Chairman of Expedia, Inc. IAC/InterActiveCorp 555 West 18th Street New York, NY 10011
Donald E. Graham	Chairman of the Board and Chief Executive Officer of Graham Holdings Company
Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071
Timothy J. O’Shaughnessy	Director and President of Graham Holdings Company
G. Richard Wagoner, Jr.	Retired Chairman and Chief Executive Officer of General Motors Corporation
Katharine Weymouth	Former Publisher and Chief Executive Officer of The Washington Post
Christopher C. Davis	Chairman of Davis Selected Advisers, Inc. Davis Advisors 609 Fifth Avenue, 11th Floor New York, NY 10017
Thomas S. Gayner	President and Chief Investment Officer of Markel Corporation
Anne M. Mulcahy	Retired Chairman and Chief Executive Officer of Xerox Corporation
Larry D. Thompson	Retired Executive Vice President–Government Affairs, General Counsel and Corporate Secretary PepsiCo, Inc.
Officers
Donald E. Graham	Chairman of the Board of Directors and Chief Executive Officer
Hal S. Jones	Senior Vice President–Finance and Chief Financial Officer
Timothy J. O’Shaughnessy	President
Gerald M. Rosberg	Senior Vice President–Planning and Development
Andrew S. Rosen	Executive Vice President, Graham Holdings Company; Chairman & Chief Executive Officer, Kaplan, Inc.
Wallace R. Cooney	Vice President–Finance and Chief Accounting Officer
Jacob Maas	Senior Vice President Planning Development
Nicole Marie Maddrey	Senior Vice President, Secretary & General Counsel

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 14 of 17

The name and current principal occupation or employment of each director and executive officer of Kaplan are as set forth below. The business address and phone number of each such director and executive officer is c/o Kaplan, Inc., 6301 Kaplan University Ave. Fort Lauderdale, FL 33309, (954) 515-3000. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Directors Andrew Rosen	Executive Vice President, Graham Holdings Company; Chairman & Chief Executive Officer, Kaplan, Inc.
Matthew Seelye Janice Block	Executive Vice President, Chief Financial Officer & Treasurer, Kaplan, Inc. Executive Vice President, Chief Administrative & Legal Officer, Kaplan, Inc.
Officers
Block, Janice	Executive Vice President, Chief Administrative & Legal Officer
Cockburn, Robert	Vice President, Chief Financial Officer of Kaplan Test Prep
Corser, Kevin	Assistant Treasurer
Elie, Jeffrey L.	Senior Vice President, Real Estate
Hanapole, Edward	Senior Vice President and Chief Technology Innovation Officer
Horton, Thomas	Senior Vice President, Strategy and Integration
Jones, Hal S	Assistant Treasurer
Lyddane, Anthony	Vice President, Tax
Mack, Melissa	Senior Vice President, Chief Communications Officer
Maddrey, Nicole	Assistant Secretary
Neumann, Christopher	Vice President & Assistant Secretary
Polstein, John F.	Senior Vice President & CEO of Kaplan Test Prep
Rosberg, Gerald M.	Executive Vice President
Rosen, Andrew S.	Chairman & Chief Executive Officer
Saxberg, Bror	Senior Vice President and Chief Learning Officer
Seelye, Matthew C.	Executive Vice President, Chief Financial Officer & Treasurer
Smith, Johan	Senior Vice President, Chief Information Officer

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 15 of 17

The name and current principal occupation or employment of each director and executive officer of Iowa are as set forth below. The business address and phone number of each such director and executive officer is c/o Kaplan, Inc., 6301 Kaplan University Ave. Fort Lauderdale, FL 33309, (954) 515-3000. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Directors Andrew Rosen	Executive Vice President, Graham Holdings Company; Chairman & Chief Executive Officer, Kaplan, Inc.
Matthew Seelye Janice Block	Executive Vice President, Chief Financial Officer & Treasurer, Kaplan, Inc. Executive Vice President, Chief Administrative & Legal Officer, Kaplan, Inc.
Officers
Adams, David	Vice President, General Counsel and Assistant Secretary
Block, Janice	Vice President & Secretary
Corser, Kevin	Assistant Treasurer
Dervin, Jerry	Chief Financial Officer
Betty Vandenbosch	President of Kaplan University
Elie, Jeffrey L.	Vice President – Real Estate
Gefen Sicilian, Lisa	Chief Administrative Officer
Marino, Gregory	Chief Executive Officer, KHPE
Neumann, Christopher	Assistant Secretary
Rosen, Andrew S.	Chairman & Chief Executive Officer
Seelye, Matthew C.	Vice President & Treasurer
Staten, John Wendell	Chief Operating Officer, KHPE
Temte, Andrew	President – President, Kaplan Professional Education

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 16 of 17

The name and current principal occupation or employment of each director and executive officer of DFI are as set forth below. The business address and phone number of each such director and executive officer is c/o Kaplan, Inc., 6301 Kaplan University Ave. Fort Lauderdale, FL 33309, (954) 515-3000. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
N/A	N/A
Officers
Adams, David	Vice President, General Counsel and Assistant Secretary
Block, Janice	Vice President & Secretary
Corser, Kevin	Assistant Treasurer
Betty Vandenbosch	President of Kaplan University
Elie, Jeffrey L.	Vice President – Real Estate
Gefen Sicilian, Lisa	Vice President
Marino, Gregory	Chief Executive Officer, KHPE
Neumann, Christopher	Assistant Secretary
Peyer, Michael	Chief Financial Officer
Rosen, Andrew S.	Chairman & Chief Executive Officer
Seelye, Matthew C.	Vice President & Treasurer
Staten, John Wendell	Vice President
Temte, Andrew	President

CUSIP No. 83171G103	SCHEDULE 13D	PAGE 17 of 17

The name and current principal occupation or employment of each director and executive officer of Merger Sub are as set forth below. The business address and phone number of each such director and executive officer is c/o Kaplan, Inc., 6301 Kaplan University Ave. Fort Lauderdale, FL 33309, (954) 515-3000. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Directors Andrew Rosen	Executive Vice President, Graham Holdings Company; Chairman & Chief Executive Officer, Kaplan, Inc.
Matthew Seelye Janice Block	Executive Vice President, Chief Financial Officer & Treasurer, Kaplan, Inc. Executive Vice President, Chief Administrative & Legal Officer, Kaplan, Inc.

Officers
Adams, David	Vice President, General Counsel and Assistant Secretary
Block, Janice	Vice President & Secretary
Corser, Kevin	Assistant Treasurer
Betty Vandenbosch	President of Kaplan University
Elie, Jeffrey L.	Vice President – Real Estate
Gefen Sicilian, Lisa	Vice President
Marino, Gregory	Chief Executive Officer, KHPE
Neumann, Christopher	Assistant Secretary
Peyer, Michael	Chief Financial Officer
Rosen, Andrew S.	Chairman & Chief Executive Officer
Seelye, Matthew C.	Vice President & Treasurer
Staten, John Wendell	Vice President
Temte, Andrew	President